Exhibit 3.4


          Amendment to Amended and Restated By-Laws of CNE Group, Inc.
                            Adopted on March 18, 2004


Section 2.12. Ownership Change Under Section 382 of the Internal Revenue Code of
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1986, as amended.  In the absence of special  approval by the Board of Directors
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of the Company, a purported transfer of shares of stock of the Company in excess of the shares that can be transferred without increasing the ownership percentage of the transferee above 4.5 percent is not effective to transfer ownership of such excess shares (the "Prohibited Shares") from the transferor (the "Initial Transferor") to the purported Acquiror (the "Purported Acquiror"). For this purpose a transferee's ownership interest percentage is generally the sum of the transferee's direct ownership interest as calculated pursuant to
Section 382 of the regulations and the transferee's indirect ownership interest as calculated pursuant to Section 382, with adjustments made to include ownership interests that, under ordinary circumstances, are not included in measuring ownership interests (for example, including nonstock interests that may be treated as stock under Section 382 and interests owned by attribution from a higher tier entity without regard to Section 382).

On demand by the Company (the demand must be made within thirty days of the time Company learns of the transfer of Prohibited Shares, as provided for in this
Article II), a Purported Acquiror must transfer any certificate or other evidence of ownership of the Prohibited Shares within the Purported Acquiror's possession or control, together with any dividends or other distributions that were received by the Purported Acquiror from the Company with respect to the Prohibited Shares (the "Prohibited Distributions"), to an agent designated by the Company (the "Agent"). The Agent will sell the Prohibited Shares in an arms-length transaction (over the Public Exchange, if possible), and the Purported Acquiror will receive an amount of sales proceeds not in excess of the price paid or consideration surrendered by the Purported Acquiror for the Prohibited Shares (or the fair market value of the Prohibited Shares at the time of an attempted transfer to the Purported Acquiror by gift, inheritance, or a similar transfer). If the Purported Acquiror has resold the Prohibited Shares prior to receiving the Company's demand to surrender the Prohibited Shares to the Agent, the Purported Acquiror shall be deemed to have sold the Prohibited Shares as agent for the Initial Transferor and shall be required to transfer to the Agent any Prohibited Distributions and the proceeds of such sale, except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of such sales proceeds not exceeding the amount that the Purported Acquiror would have received from the Agent if the Agent rather than the Purported Acquiror had resold the Prohibited Shares.

If the Initial Transferor can be identified, the Agent will pay to the Initial Transferor any sales proceeds in excess of those due to the Purported Acquiror, together with any amounts received by the Agent from the Purported Acquiror that are attributable to




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Prohibited Distributions.  If the Initial Transferor cannot be identified within ninety days, the Agent may pay any amounts due to the Initial Transferor into a court or governmental agency, if applicable law permits, and otherwise must transfer such amounts to a charity designated by the Company. In no event shall amounts due to the Initial Transferor pursuant to this Article II inure to the benefit of the Company or the Agent, but such amounts may be used to cover expenses incurred by the Agent in attempting to identify the initial Transferor. If the Purported Acquiror fails to surrender the Prohibited Shares within the next thirty business days from demand by the Company, then the Company will institute legal proceedings to compel the surrender.